Terrence A. Childers
Direct: (404) 572-6820

	May 13, 2011	Bryan Cave LLP
One Atlantic Center
	VIA EDGAR	Fourteenth Floor
1201 W. Peachtree St., NW
	U.S. Securities and Exchange	Atlanta, GA 30309
	Commission	Phone (404) 572-6600
	Division of Corporation Finance	Fax (404) 572-6999
	100 F Street, N.E.	www. bryancave.com
Washington, DC 20549
Att: Folake K. Ayoola, Staff Attorney
Bryan Cave Offices
Re:	Omega HealthCare Investors, Inc.	Atlanta
	Registration Statement on Form S-4	Charlotte
	Filed March 4, 2011	Chicago
	File No. 333-172616	Dallas
Hamburg
Hong Kong
	Ladies and Gentlemen:	Irvine
Jefferson City
I am writing this letter on behalf of Omega Healthcare Investors, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated March 24, 2011 regarding the above-referenced registration statement filed by the Company.  In order to respond to the comment letter of the Staff,  the Company will file Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment”).  This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

General
1.   We note that you incorporated by reference your Annual Report filed on 10-K for the year ended December 31, 2010.  However, the 10-K incorporates information from the company’s proxy which has not yet been filed.  Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed.  Thus, either please amend the 10-K to include Part III or file the proxy.  Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Response:  The Company filed its Definitive Proxy Statement on April 29, 2011, with the Form 10-K Part III disclosure included therein.
Kansas City
London
Los Angeles
New York
Paris
Phoenix
San Francisco
Shanghai
Singapore
St. Louis
Washington, DC

Bryan Cave International Trade
A TRADE CONSULTING SUBSIDIARY
OF NON-LAWYER PROFESSIONALS

www.bryancavetrade.com
Bangkok
Beijing
Jakarta
Kuala Lumpur
Manila
Shanghai
Singapore
Tokyo

Bryan Cave LLP
Securities and Exchange Commission
May 13, 2011

I appreciate your prompt review and look forward to hearing from you with respect to the foregoing response.  If you have any questions or if you require any additional information with respect to these matters, please contact me at (404) 572-6820 or Eliot Robinson at (404) 572-6785.

Sincerely,
/s/ Terrence A. Childers
Terrence A. Childers

cc:	Tom Kluck
U.S. Securities and Exchange Commission

Eliot W. Robinson
Bryan Cave LLP

Robert O. Stephenson
Omega Healthcare Investors, Inc.